UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CAT9 Group Inc.

(fka, ANDES 4 Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Wenfa "Simon" Sun

Chongqing BaNa District, Yu Dong Ying Dan Plaza 63-3

Chongqing, China

(023) 6223188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chongqing Field Industrial Company Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.	Shared Voting Power 0
9.	Sole Dispositive Power 0
10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person CO

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D/A relates to the common stock, $0.0001 par value, of CAT9 Group Inc., formerly, ANDES 4 Inc., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company is located at Chongqing BaNa District, YuDong YingDan Plaza 63-3 Chongqing, China 401320.

2

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Chongqing Field Industrial Company Ltd.., (the “Reporting Person”) and Wenfa "Simon" Sun, a citizen of the People's Republic of China, residing at Chongqing BaNa District, YuDong YingDan Plaza 63-3 Chongqing, China 401320.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Chongqing Field Industrial Company Ltd, consented to redemption of 10,000,000 of shares of common stock. of the then 10,000,000 shares of outstanding stock at a redemption price of $0.0001 per share for an aggregate redemption price of $1,000.

ITEM 4. PURPOSE OF TRANSACTION.

As a result of the 10,000,000 redemption of shares Chongqing Field Industrial Company Ltd relinquished all positions, titles and ownership of the Issuer and holds no shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Chongqing Field Industrial Company Ltd., beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. None.

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2016

CHONGQING FIELD INDUSTRIAL COMPANY LTD.

By:	/s/ Wenfa "Simon" Sun
Wenfa "Simon" Sun, President & CEO, Chairman

By:	/s/ Wenfa "Simon" Sun
Wenfa "Simon" Sun, Individually

4